                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

                    Report of Foreign Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934


For the month of   October   , 2000

                         Frontline Ltd.
 ---------------------------------------------------------------
         (Translation of registrants name into English)


    Mercury House, 101 Front Street, Hamilton, HM 12, Bermuda
 --------------------------------------------------------------
            (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F      X           Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                        No X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                   GOLDEN OCEAN GROUP LIMITED

                Consolidated Financial Statements
           (With Independent Auditors Report Thereon)

                        December 31, 1999

                   INDEPENDENT AUDITORS REPORT


    The Board of Directors and Shareholders
    Golden Ocean Group Limited

    We have audited the accompanying consolidated balance sheet of Golden Ocean Group Limited and subsidiaries as of December 31, 1999 and the related consolidated statement of operations and retained earnings and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golden Ocean Group Limited and subsidiaries as of December 31, 1999, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States.

    As more fully explained in note 1 to the consolidated financial statements Golden Ocean Group Limited and two subsidiaries filed a voluntary petition for relief under Chapter
11 of the United States Bankruptcy Code on January 14, 2000.  A
Plan of Reorganisation became effective on October 10, 2000.

    As more fully explained in note 26 to the consolidated financial statements the Company in previous years understated certain chartering liabilities arising from an agreement with a third party.


    Moore Stephens
    Chartered Accountants
    St. Pauls House
    Warwick Lane
    London, England
    June 6, 2000
    (October 17, 2000 - notes 1, 25 and 26)

                         GOLDEN OCEAN GROUP LIMITED

                         CONSOLIDATED BALANCE SHEET
              (Expressed in thousands of United States Dollars)


ASSETS                                                         DECEMBER 31,
                                                NOTE               1999

CURRENT ASSETS
Cash and cash equivalents                             3           $    11,970
Inventories                                                               631
Trade accounts receivable                                                  42
Prepaid expenses and other accounts receivable                          4,145
                                                                   ----------
Total current assets                                                   16,788
Vessels owned, net                                 4,14               426,552
Vessels under capital lease, net                      5               156,880
Vessels under construction                            6
Options to purchase vessels                           7
Investment in joint ventures                          8              (11,045)
Loans to joint ventures                             8,9                27,854
Goodwill, net                                        10                 6,160
Deferred note issue costs, net                       11                 5,573
                                                                   ----------
Total assets                                                       $  628,762
                                                                   ==========

   Liabilities and shareholders' equity

CURRENT LIABILITIES
Current maturities of long term debt                 13             $  24,423
Obligations under capital leases                     12                10,878
Trade accounts payable and accrued expenses                             7,701
Note interest payable                                16                 9,713
Other accounts payable                            24,26                 3,875
Time charter income received in advance                                 3,852
Drydocking and special survey provisions                                  250
                                                                   ----------
Total current liabilities                                              60,692
Other loans                                          14                14,274
Long term debt                                       13               329,285
Obligations under capital leases                     12               158,213
Notes payable                                        16               255,702
Other accounts payable                            24,26                 2,625
Amounts due to shareholder                           15                10,638
Drydocking and special survey provisions                                  754
Total liabilities                                                     832,183
                                                                   ----------
Commitments and contingent liabilities               22                     -
Minority interest                                                         222

SHAREHOLDERS' EQUITY
Share capital (3,680,000 shares of no par value)     17                     -
Additional paid in capital                        17,26                74,795
Retained deficit                                     26             (278,438)
                                                                   ----------
Total shareholders' equity                                          (203,643)
Total liabilities and shareholders' equity                          $ 628,762
                                                                   ==========


       See accompanying notes to the consolidated financial statements

                         GOLDEN OCEAN GROUP LIMITED

         CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS
              (Expressed in thousands of United States Dollars)

                         GOLDEN OCEAN GROUP LIMITED

         CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS
              (Expressed in thousands of United States Dollars)


                                                NOTE                1999

OPERATING REVENUES
Charter income                                    20(c)              $ 81,445
Brokers' commission                                                     (673)
Share of losses of joint ventures                     8              (12,427)
                                                                   ----------
Total operating revenues                                               68,345
OPERATING EXPENSES
Vessel operating costs                                                 14,093
Administrative expenses                                                 8,624
Depreciation and amortisation expense               4,5                26,566
Amortisation of goodwill                             10                   779
Write down of goodwill                               10                11,500
Drydocking and special survey costs                                       547
Loss on cancellation of shipbuilding contracts        6                52,640
Loss on cancellation of option contracts              7                48,655
Loss on novation of shipbuilding contracts            6                67,407
                                                                   ----------
Total operating expenses                                              230,811
                                                                   ----------
Net operating loss                                                  (162,466)

OTHER INCOME (EXPENSES)
Foreign exchange loss                                19              (32,110)
Interest income                                                         1,500
Interest expense                                                     (66,833)
Other income (expenses)                                               (1,293)
Loss on disposal of vessels                           4                  (86)
                                                                   ----------
Net other income (expense)                                           (98,822)
                                                                   ----------
Net loss before minority interest                                   (261,288)
Minority interest                                                       (181)
                                                                   ----------
Net loss                                                            (261,469)
Retained deficit at beginning of
  the year (as restated)                             26              (16,969)
                                                                   ----------
Retained deficit at end of the year                                $(278,438)

                                                                   ==========
       See accompanying notes to the consolidated financial statements

                         GOLDEN OCEAN GROUP LIMITED

                    CONSOLIDATED STATEMENT OF CASH FLOWS
              (Expressed in thousands of United States Dollars)

                                                                     1999

OPERATING ACTIVITIES
Net loss                                                          $ (261,469)
  Adjustments to reconcile net loss to net cash
  provided by operating activities:
  Foreign exchange loss                                                32,110
  Depreciation and amortisation expense                                26,566
  Share of losses of joint ventures                                    12,427
  Loss on disposal of vessels                                              86
  Loss on cancellation of shipbuilding contracts                       52,640
  Loss on cancellation of option contracts                             48,655
  Loss on novation of shipbuilding contracts                           67,407
  Amortisation of note discount                                        19,330
  Amortisation of goodwill                                                779
  Write down of goodwill                                               11,500
  Amortisation of deferred note issue costs                             3,344
  Interest receivable on loans to joint ventures                        (503)
  Minority interest                                                       181
  Net change in:
  Inventories                                                            (82)
  Trade accounts receivable                                              (15)
  Prepaid expenses and other accounts receivable                        (675)
Trade accounts payable and accrued expenses                             3,727
Other accounts payable                                                  3,000
Time charter income received in advance                                 1,903
Drydocking and special survey provisions                                (652)
                                                                   ----------
Net cash provided by operating activities                              20,259

INVESTING ACTIVITIES
Loans to joint ventures                                               (4,340)
Additions to vessels under construction                             (143,361)
Proceeds from sale of vessels                                          73,012
Proceeds from redemption of investments                                29,138
                                                                   ----------
Net cash used in investing activities                                (45,551)

       See accompanying notes to the consolidated financial statements

                         GOLDEN OCEAN GROUP LIMITED

              (Expressed in thousands of United States Dollars)

                                                                     1999

FINANCING ACTIVITIES
Proceeds from long term debt                                          131,011
Repayment of long term debt                                          (90,570)
Repayment of capital leases                                           (8,746)
Amounts due to related party                                            (237)
Repayments to shareholder                                             (2,683)
                                                                   ----------
Net cash provided by financing activities                              28,775
                                                                   ----------
Net increase in cash and cash equivalents                               3,483

Cash and cash equivalents at beginning of year                          8,487
                                                                   ----------
Cash and cash equivalents at end of year                            $  11,970
                                                                   ==========

Supplementary disclosure of cash flow information

Interest paid                                                          53,169
Interest capitalised                                                 (13,579)
                                                                    ---------
Interest paid, net of capitalised interest                          $  39,590
                                                                    =========

Supplementary schedule of non cash investing and financing activities:

The capital lease obligations for the Golden Disa and Golden Nerina did not involve cash and therefore the inception values of the leases of $24,327,649 and $24,985,841 respectively have been excluded from the statements of cash flows.

       See accompanying notes to the consolidated financial statements

                   GOLDEN OCEAN GROUP LIMITED

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 1999

1.  General

    Golden Ocean Group Limited (the Company) is incorporated under the laws of Liberia.

    Golden Ocean Group Limited, through its subsidiaries and joint venture companies, owns and operates a fleet of tankers and bulk cargo vessels. The majority of its revenues are derived from fixed, long-term time charter arrangements. As at December 31, 1999 the wholly owned fleet consists of four Very Large Crude Carriers ("VLCC's"), two capesize bulkers and one handymax bulker. There are also two capesize bulkers, two panamax bulkers and two handymax bulkers on capital lease to the Company and one VLCC on an operating lease. Additionally, the joint venture fleet comprises three VLCCs and two handymax bulkers. There are six vessels on order by subsidiaries and the Company has options to purchase a further two VLCCs and an obligation to purchase one VLCC. The fleet is managed by Golden Ocean Services Inc., a subsidiary company.

    The Company's activities are not limited to any geographical area.

    For the year ended December 31, 1999, the Company incurred a net loss of $261,469,000.

    Because of these losses the Company's liquidity deteriorated during the year. At December 31, 1999 the Company had negative working capital of $43,904,000 and total liabilities of $832,183,000.

    On January 14, 2000 the Company and its fellow subsidiaries Golden Ocean Tankers Limited and Channel Rose Holdings Inc. (the Debtors) filed a voluntary petition under Chapter 11 of the Bankruptcy Code with the Clerk of the United States Bankruptcy Court for the District of Delaware.

    On July 7, 2000, Frontline Ltd., an unrelated company incorporated under the laws of Bermuda, filed with the Court a proposed Plan of Reorganisation (the Plan) which set forth the manner in which Claims against and Equity Interests in the Debtors will be treated.

    The Plan was agreed by an overwhelming majority of holders of Claims entitled to vote and was confirmed at a hearing on September 15, 2000. The Plan became effective on October 10,
    2000.

    The Company believes that funds generated by operations and funds made available from Frontline Ltd. will be sufficient to meet the Company's projected working capital and capital expenditure needs in the normal course of business at least through to December 31, 2000. On a proforma basis shareholders equity has increased by $230,884,000 to $27,241,000 as a result of the Plan.

    In addition to the continuing risks related to the Company's future liquidity, the Company also faces numerous other risks associated with its industry. These include dependence on the performance of charterers of the Company's vessels, volatile shipping freight markets, intense competition and fluctuations in the market price of oil.

    The Company's financial statements have been presented on the basis that it is a going concern and accordingly, the financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities or any other adjustment that might result should the Company be unable to continue as a going concern.

2.  Accounting policies

    The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The following are the significant accounting policies adopted by the Company:

    (a)  Consolidation

    The consolidated financial statements include the assets, liabilities and results of operations of the Company and its majority owned subsidiaries. All inter-company balances and transactions have been eliminated upon consolidation.

    Entities in which the Company has a majority of the voting rights are consolidated. Non-equity financing provided by the minority interests is accounted for as other loans. Minority interest in the results of operations of subsidiaries is allocated in proportion to the total minority shareholding.

    (b)  Investment in joint ventures

    The Company's investments in joint ventures are accounted for using the equity method of accounting whereby the carrying value is cost plus the Company's share of post-acquisition net income (loss). Dividends received from joint ventures reduce the carrying value of the investment.

    (c)  Vessels

    The cost of vessels less estimated residual value is depreciated on a straight-line basis over their estimated useful lives. The vessels lives are estimated at 25 years from date of construction.

    The Company leases certain vessels under agreements which are classified as capital leases due to the existence of bargain purchase options. Amortisation of vessels under capital lease is calculated in the same manner as owned vessels and included within depreciation expense in the statement of operations.

    (d)  Vessels under construction

    The carrying value of the vessels under construction represents the accumulated costs to the balance sheet date which the Company has had to pay by way of purchase instalments and other capital expenditures, together with capitalised loan interest and other associated financing fees. Capital commitments under contracts with shipbuilders are not recorded as a liability until instalments become due
    (note 6).   No charge for depreciation will be made until the
    vessels' delivery.

    (e)  Accounting for impairment of long-lived assets

    In Accordance with SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", the Company reviews expected future cash flows on a vessel by vessel basis (undiscounted and without interest charges) to determine whether the carrying values of its vessels are recoverable. If the expected future cash flows are less than the carrying value of the vessel, provision is made to write down the carrying value of the vessel to the fair value.

    (f)  Options to purchase vessels

    Payments to acquire options to purchase vessels are capitalised at the time of execution of the option contract. The Company reviews expected future cash flows which would result from exercise of each option contract on a contract by contract basis to determine whether the carrying value of the option is recoverable. If the expected future cash flows are less than the carrying value of the option plus further costs to delivery, provision is made to write down the carrying value of the option to the recoverable amount. The carrying value of each option payment is written off as and when the Company adopts a formal plan not to exercise the option. Strike price payments are capitalised and the total of the option payment and strike price payment is transferred to cost of vessels, net upon exercise of the option.

    (g)  Inventories

    Inventories, which comprise lubricating oils and bunkers where applicable, are stated at the lower of cost or market value. Cost is determined on a first-in, first-out basis. Expenditure on other consumables is charged against income when incurred.

    (h)  Investments

         Investments in marketable securities are recorded at amortised cost. The Company classifies all investments with maturity dates within one year of the balance sheet
         date as short-term investments.   Amortisation of
         discount on held-to-maturity securities is included within interest income.

    (i)  Goodwill

         Goodwill, recognised in business combinations accounted for as purchases, is being amortised on a straight-line basis over 25 years. The Company reviews expected future cash flows from purchases (undiscounted and without interest charges) to determine whether the carrying value of goodwill is recoverable. If the expected future cash flows are less than the carrying value of each purchase including related goodwill, provision is made to write down the carrying value of goodwill to the recoverable amount.

    (j)  Deferred note issue costs

         Deferred note issue costs, comprising professional fees and other costs directly attributable to the Company's issue of Senior Notes are capitalised and amortised over the term to maturity of the Senior Notes. Amortisation of deferred note issue costs is included within interest expense.

    (k)  Drydocking and special survey provisions

         Most of the expenditure on repairs and maintenance of the vessels is incurred during drydockings, which take place approximately every 30 months, with additional costs when special surveys are carried out every five years. Provisions are made so that each year's result bears a proportion of these costs. Such provisions are based on estimates made by management of the expected cost and length of time between drydockings. Changes in estimates of the expected cost and timing of the drydock are recorded in the period in which they are determined.

    (l)  Revenue and expense recognition

         Time, voyage and bareboat charter revenues and expenses are recorded on a daily accruals basis.

    (m)  Foreign currencies

         The Company's functional currency is the U.S. Dollar as the majority of revenues are received in U.S. Dollars and the majority of the Company's operating expenditures are made in U.S. Dollars. Transactions in foreign currencies during the year are translated into U.S. Dollars at the rates of exchange in effect at the date of transaction. Foreign currency monetary assets and liabilities are translated using rates of exchange at the balance sheet date. Non monetary assets and
         liabilities are translated using historical rates.   All
         gains or losses are recorded in the statement of operations. At December 31, 1999 the exchange rate for Yen was $1=Yen 102.36.

    (n)  Interest rate swap agreements

         The Company enters into interest rate swap transactions to hedge a portion of its exposure to floating interest rates on its long-term debt. These transactions involve paying a fixed rate and receiving a floating rate of interest on a notional principal amount equivalent to the loan designated as being hedged. The differential to be paid or received is accrued as interest rates change and is recognised as an adjustment to interest expense. Premiums and receipts, if any, are recognised as adjustments to interest expense over the lives of the individual contracts. Any gain or loss realised on the early termination of an interest rate swap agreement is recognised as an adjustment of interest expense over the remaining term of the hedged debt.

    (o)  Cash and cash equivalents

         For the purposes of the statements of cash flows, certain highly liquid investments with original maturities of three months or less when purchased are considered equivalent to cash.

    (p)  Recently issued accounting standards

         SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" was issued in June 1998 and is effective for fiscal years beginning after June 15, 2000. It establishes accounting and reporting standards for derivative instruments, including derivative instruments that are embedded in other contracts, as well as for hedging activities. The Company intends to adopt the standard as from January 1, 2001. Management is currently assessing the impact that SFAS 133 will have on the consolidated financial statements.

3.  Cash and cash equivalents

         Included within cash and cash equivalents are amounts totalling $4,534,000 which have been retained by lenders to repay the next principal instalments and interest payments due on certain long term loans (note 13). Included within cash and cash equivalents is an amount of $3,000,000 which has been retained by a lender in satisfaction of a loan covenant whereby the outstanding amount of the loan is restricted to a percentage of the
         current market value of the vessel New Vista.   Included
         within cash and cash equivalents is an amount of $4,100,000 which was transferred to Chase Manhattan Bank
         on December 23, 1999.   These funds were utilised
         between January 1 and January 13, 2000 to pay financing fees due on delivery of the Stena Commerce, Stena Comanche and Opalia and to pay retainer fees to various legal advisors in connection with the company's Chapter XI filing on January 14, 2000.

4.  Vessels owned, net

                                                     1999

                                                      ('000)
Cost
At beginning of the year                             456,255
Transferred from vessels under construction          102,214
Removed on disposal                                 (78,511)
                                                  ----------
At end of the year                                $  479,958
                                                  ==========

Depreciation

At beginning of the year                              35,366
Charge for the year                                   20,828
Removed on disposal                                  (2,788)
                                                  ----------
At end of the year                                $   53,406
                                                  ----------
Net book value                                    $  426,552
                                                  ==========

The vessel Golden Victory was delivered on January 7, 1999 and sold on November 29, 1999. On the date of sale, the Company entered into an agreement to charter the vessel back for the period November 29, 1999 until January 7, 2006. The loss on sale amounted to $2,538,266 and is being amortised over the period of the charter back.


                    DATE                     DEADWEIGHT      CHARTER
WHOLLY OWNED FLEET  DELIVERED    TYPE        TONNAGE (M.T.)  EXPIRATION

Golden Stream           1995     VLCC           260,000     March 2002
Navix Astral            1996     VLCC           260,000     March 2011
Channel Alliance        1996     Capesize       170,000     October 1999
Channel Navigator       1997     Capesize       170,000     February 2001
New Vanguard            1998     VLCC           298,500     March 2008
New Vista               1998     VLCC           298,500     September 2008
Cos Hero                1999     Handymax        45,000     January 2014

The insured value of owned vessels is $432,500,000 plus Yen
10,000,000,000 (equivalent to $97,699,184).

5.  Vessels owned, net

                                                       1999

                                                         (.000)
Cost
At beginning of the year                                111,258
Transferred from vessels under construction              54,720
                                                     ----------
At end of the year                                      165,978
                                                     ----------

Amortisation

At beginning of the year                                  3,360
Charge for the year                                       5,738
                                                     ----------
At end of the year                                      $ 9,098
                                                     ==========
                                                     ----------
Net book value                                        $ 156,880
                                                     ==========


                   DATE                      DEADWEIGHT     CHARTER
LEASED FLEET       DELIVERED      TYPE       TONNAGE (M.T.) EXPIRATION

Golden Poteme         1996       Capesize      150,000      November 2000
Channel Poteme        1997       Capesize       170,000     February 2012
Golden Protea         1998       Handymax       45,000      September 20 10
Golden Aloe           1998       Handymax       45,000      September 2010
Golden Disa           1999       Panamax        75,000      March 2011
Golden Nerina         1999       Panamax         75,000     August 2011

The insured value of leased vessels is $224,000,000.

6.  Vessels under construction

                                                       1999
                                                         ('000)
Cost

At beginning of the year                                132,276
Purchase instalments and capital expenditure            123,057
Interest capitalised                                     13,627
Pre-delivery expenses                                     2,127
Other associated financing fees capitalised               5,894
Loss on cancellation of shipbuilding contract          (52,640)
Loss on novation of shipbuilding contract              (67,407)
Transferred to vessels owned, net                     (102,214)
Transferred to vessels under capital lease, net        (54,720)
                                                     ----------
                                                     $        -
                                                     ==========
At end of the year



                                             DEADWEIGHT     SCHEDULED
VESSEL             HULL #         TYPE       TONNAGE (M.T.) DELIVERY

Stena Commodore    5988           VLCC          298,500   January 2000
T.B.N.             6378           VLCC          298,500   February 2000
Oscilla            1628           VLCC          300,000   March 2000
T.B.N.             6388           VLCC          298,500   March 2000
Otina              1638           VLCC          300,000   May 2000
T.B.N.             6398           VLCC          298,500   June 2000

By an agreement dated November 3, 1999, the Company novated its interest in a shipbuilding contract for the vessel Opalia (ex hull #1618) to Kismet Shipping Limited (Kismet), an unrelated company incorporated under the laws of the Isle of Man. Kismet assumed all remaining liabilities due under the shipbuilding contract.

The Company has an obligation to purchase the Opalia on expiry of its current charter which is for two years from delivery with an optional further two years. The purchase price is equal to 100% of the outstanding mortgage debt under three loan agreements between lenders and Kismet. As at December 31, 1999 the outstanding mortgage debt of Kismet amounted to $62,000,000 plus Yen 2,218,216,870 (equivalent to $21,671,798).

By an agreement dated January 13, 2000, the Company novated its interest in a shipbuilding contract for the vessel Stena Commodore (ex hull #5988) to Eskdale Maritime Limited (Eskdale), an unrelated company incorporated under the laws of the Isle of Man. Eskdale assumed all remaining liabilities due under the shipbuilding contract. In exchange for its interest in the shipbuilding contract, Eskdale granted the Company an option to purchase the vessel.

The option is exercisable at any time from delivery of the vessel (February 14, 2000). The strike price is equal to 100% of the outstanding mortgage debt under three joint loan agreements between lenders and Eskdale. On delivery of the Stena Commodore, the outstanding mortgage debt of Eskdale amounted to $60,000,000 plus Yen 2,924,530,298 (equivalent to $28,572,422).

By an agreement dated March 30, 2000, the Company novated its interest in a shipbuilding contract for the vessel Oscilla (ex hull #1628) to Seacrest Shipping Limited, an unrelated company incorporated under the laws of the Isle of Man. Seacrest Shipping Limited assumed all remaining liabilities due under the shipbuilding contract.

On the same date, Seacrest granted the Company an option to acquire the vessel Oscilla on expiry of a five year time charter which commenced on delivery of the vessel on March 31, 2000. The strike price is equal to the outstanding mortgage debt under four loan agreements between lenders and Seacrest.

By an agreement dated June 1, 2000, the Company novated its interest in a shipbuilding contract for the vessel Front Tina (ex hull #1638) to Otina Inc. (Otina), an unrelated company incorporated under the laws of Liberia. Otina assumed all remaining liabilities due under the shipbuilding contract.

On the same date, Otina granted the Company an option to acquire the vessel Front Tina. The option is exercisable at any time between delivery of the vessel (June 1, 2000) and the earlier of six months later and the effective date of a plan of reorganisation under the United States Bankruptcy Code for the Company. The strike price is equal to the sum of $78,387,900 plus Otinas reasonable fees and expenses related to the financing of the vessel.

During the year, the Company cancelled contracts for hulls #6288 and #1668. On January 7, 2000 the Company cancelled contracts for hulls #6378, #6388 and #6398. All losses on cancellation have been recorded in the consolidated statement of operations for the year. Losses on cancellation amounted to $52,640,000.

7.  Options to purchase vessels

                                                        1999

                                                        (.000)

Cost

At beginning of the year                                48,654
Expenses capitalised                                         I
Written off on cancellation of contract               (48,655)
                                                    ----------
At end of the year                                  $        -
                                                    ==========

A summary of the Company's options as at December 31, 1999 is as follows:


                                  DEADWEIGHT      OPTION
VESSEL           HULL    TYPE     TONNAGE (M.T.)  EXPIRY

Stena Commerce   5788    VLCC     298,500         December 2004
Stena Comanche   5888    VLCC     298,500         December 2004

By agreements dated December 14, 1999, the Company was granted options to purchase the vessels SteDa Commerce and Stena Comanche from Heatherfield Maritime Limited (Heatherfield) and Aster Maritime Limited (Aster) respectively. Heatherfield and Aster are unrelated companies incorporated under the laws of the Isle of Man. The options are exercisable at any time between delivery of the vessels (December 15, 1999) and five years later. The strike prices are equal to 50% of the outstanding mortgage debt under three joint loan agreements between lenders and Heatherfield and Aster for each vessel. The options must be exercised simultaneously.

As at December 31, 1999 the outstanding mortgage debt of Fleatherfield and Aster amounted to $122,000,000 plus Yen
6,023,797,541 (equivalent to $58,852,011).

During the year, the Company cancelled options to purchase hulls
#6618, #6668, #6678, #6688, #6698, #1688 and #1698. Losses on
cancellation of these options amounted to $48,655,000.

8.   Investment in joint ventures

The Company has 50% interests in Golden Fountain Corporation, Golden Tide Corporation, Middleburg Properties Ltd. and Reese Development Inc. and a 45% interest in Golden Lagoon Corporation, which are vessel owning/operating joint ventures. Details of the vessels owned by joint ventures at December 31, 1999 are as follows:

                 DATE                DEADWEIGHT     CHARTER
VESSEL NAME      DELIVERED  TYPE     TONNAGE (M.T) EXPIRATION

Golden Fountain  1995       VLCC        280,000     -
Golden Daisy     1998       Handymax     46,902     February 2010
Golden Rose      1998       Handymax     46,902     April 2010
New Circassia    1999       VLCC        305,000     December 2000
Pacific Lagoon   1999       VLCC        305,000     June 2001


    The Golden Fountain was trading on the spot market at the balance sheet date.

    The insured value of joint venture owned vessels is $324,500,000.

    The Company's share of undistributed (losses)/earnings of joint ventures included in consolidated retained earnings is $(11,045,000) and is summarised as follows:

                                                         1999
                                                         ('000)

At beginning of the year                                    1,382
Share of net loss                                        (12,427)
                                                        ---------
At end of the year                                      $(11,045)
                                                        =========

The combined assets and liabilities of the joint venture companies (prepared under United States generally accepted accounting principles) were as follows:

                                                         1999
                                                         ('000)

Total current assets                                        4,292
Vessels owned, net                                        282,034
                                                       ----------
Total assets                                           $  286,326
                                                       ==========
Total current liabilities                                  21,059
Long term liabilities                                     233,056
Due to third party joint venture partners                  32,533
Due to die Company                                         32,705
                                                        ---------
Total liabilities                                       $ 319,353
                                                        =========
Net liabilities                                         $(33,027)
                                                        =========
Company's share of net liabilities                       (15,896)
Elimination of intercompany interest                        4,851
                                                        ---------
Company's total share of net liabilities                $(11,045)
                                                        =========


    The results of joint venture operations (prepared under United States generally accepted accounting principles) are summarised as follows:

                                                         1999
                                                         ('000)

Operating revenues
Net time charter revenues                                  26,629
                                                       ----------
Total operating revenues                                   26,629
                                                       ----------
Operating expenses
Vessel operating costs                                      8,908
Depreciation on vessels                                     9,204
Administrative expenses                                       358
Drydocking and special survey costs                           687
                                                        ---------
Total operating expenses                                   19,157
                                                        ---------
                                                        ---------
Net operating income                                        7,472
Other income (expense)
Foreign exchange loss                                    (28,863)
Interest expense                                          (6,975)
Interest income                                                11
                                                         --------
Net other income (expense)                               (35,827)
                                                         --------
                                                         --------
Net loss                                                $(28,355)
                                                        =========
Company's share of net loss                              (13,559)

Elimination of intercompany interest                        1,132
                                                        ---------
Company's share of loss of joint ventures               $(12,427)
                                                         ========

Joint venture revenues were derived wholly from shipping activities.


9.  Loans to joint ventures

Loans to joint venture companies represent advances to finance joint venture operations. These advances are subordinate to the rights of long term debt holders. Interest accrues at rates between 2% and 7%. Loans will only be repaid out of profits arising from operations or the sale of joint venture vessels.

10. Goodwill, net

                                                         1999
                                                         ('000)

Cost

At beginning of the year                                   19,479
Written off on novation of shipbuilding contracts        (12,684)
                                                        ---------
At end of the year                                      $   6,795
                                                        =========
Amortisation

At beginning of the year                                    1,040
Charge for the year                                           779
Written off on novation of shipbuilding contracts         (1,184)
                                                         --------
At end of the year                                       $    635
                                                         ========
                                                         --------
Net book value                                           $  6,160
                                                         --------

Goodwill results from the acquisition of certain minority interests in subsidiaries.


11. Deferred note issue costs

    The carrying value of deferred note issue costs represents deferred costs of $12,973,000 less accumulated amortisation of $7,400,000. Amortisation is included within interest expense in the statement of operations.


12. Obligations under capital leases

    The vessels known as the Golden Poteme, Channel Poteme, Golden Protea, Golden Aloe, Golden Disa and Golden Nerina have been acquired (in substance) due to the effect of bargain purchase options in the bareboat charter agreements with the legal vessel owners. The options (denominated in Yen) can be exercised at any point during the term of the charter. The option prices reduce on a sliding scale over the term of the agreements. The Golden Poteme and Channel Poteme have both been acquired under fifteen year bareboat charters while the Golden Protea, Golden Aloe, Golden Disa and Golden Nerina have been acquired under ten year bareboat charters.

    The Company has the following commitments under capital leases (in source currency and U.S. Dollar equivalents):

                                             1999
                                 -----------------------------
                                  ('000,000)           ('000)

2000                           Yen 1,613              $ 15,761
2001                               1,628                15,906
2002                               1,645                16,067
2003                               1,661                16,231
2004                               1,680                16,411
                              ----------            ----------
2005 and later                    12,053               117,754

Minimum lease payments            20,280               198,130
Less imputed interest              2,972                29,039
                              ----------            ----------
Present value of obligations
  under capital leases        Yen 17,308              $169,091
                              ==========             =========


13.  Long term debt

     The outstanding secured loans at December 31, 1999 are repayable as follows:

                         Yen denominated      Dollar denominated      Total
                              debt                   debt             debt
                  ('000,000)       ('000)          ('000)              ('000)
2000                   1,106        10,803          13,620             24,423
2001                   1,147        11,204          14,822             26,026
2002                   1,189        11,620          58,108             69,728
2003                   1,233        12,050          10,876             22,926
2004                   1,279        12,497          11,723             24,220
2005 and later        10,807       105,583          80,802            186,385
                  ----------      --------       ---------          ---------
                  Yen 16,761      $163,757       $ 189,951          $ 353,708
                  ==========      ========       =========          =========


     Interest is payable based on Yen and Dollar Libor plus margins of between 1.25% and 1.75% on all loans except for Yen 6,450,074,473 (approximately equivalent to $63,016,701) of debt which bears interest at 3.66% and Yen 2,837,240,817 (approximately equal to $27,719,611) of debt which bears interest at 3.2%. At December 31, 1999, Yen and Dollar Libor were 0.2% and 5.5% respectively.

     Loans to vessel owning subsidiaries are secured by first and second mortgages on the vessels, assignments of earnings and insurance proceeds and pledges of shares. Covenants in the loan agreements prohibit subsidiaries from paying dividends or issuing guarantees. These covenants were waived to enable the subsidiaries to guarantee the Company's obligations to holders of Notes payable (note 16) and to pay dividends. Loan covenants still prohibit subsidiaries from issuing further guarantees.

     The Company also enters into interest rate swap agreements in order to reduce its exposure to changes in interest rates. At December 31, 1999 the Company had interest rate swap agreements as follows:

     Company pays   Company receives     Principal amount    Expiry

     7.288%         Dollar Libor + 1.25%     $63,913,297     March 7, 2006
     7.49%          Dollar Libor + 1.25%     $67,595,821     August 28, 2008

     The notional principal amounts of the interest rate swaps decrease over the terms of the agreements.


14.  Other loans

     Other loans represent advances by minority interests in two subsidiaries engaged in VLCC newbuildings. Interest accrues at rates between 7% and 12%. The loan plus accrued interest is payable on the sale of the vessels. The Company has guaranteed the return of the principal of certain loans amounting to $10,908,000 within two years of delivery of the vessel. The vessels delivered in September 1998 and January 1999.


15.  Amounts due to shareholder

     Amounts due to shareholder are interest free and have no specified terms of repayment. Imputed interest has not been recorded in these financial statements. Imputed interest for the year calculated at 7% amounts to $1,066,000. Advances from the shareholder in the year were used to provide additional working capital.


16.  Notes payable

     On August 27, 1997, the Company issued $150 million principal amount of 10% Senior Notes (the Notes) and a further $50 million principal amount on September 11, 1997 at a price of $732 per $1,000 principal amount. Each $1,000 principal amount of the Notes included a non-transferable Note warrant and a separately transferable share warrant. Two Note warrants entitled the holder to purchase $1,000 principal amount of Notes at a price of $756.60 at the exercise date of March 1, 1998. Each share warrant entitles the holder to purchase one common share of the Company at an exercise price of $46.20 per common share. The share warrants can be exercised on or prior to August 31, 2001.

     On March 2, 1998, the Company issued a further $91,382,000 principal amount of 10% Senior Notes at a price of $756.60 per $1,000 principal amount as a result of the Note warrant holders exercising the Note warrants. After fees of $2,813,627, and use of $13,645,372 to purchase investments to be held in Trust to fund interest payments due on August 31, 1998, March 1, 1999 and August 31, 1999, the Company received net proceeds of $52,680,622.

     At December 31, 1999, the unamortised portion of the Note discount amounted to $35,680,000.

     None of the proceeds of the Notes have been allocated to the separately transferable share warrants as additional paid in capital as the amount allocable to the share warrants was deemed to be immaterial based on the fair value of the share warrants on the issue date.

     The Notes are due on August 31, 2001 and are senior unsecured obligations of the Company, ranking senior in right of repayment to all existing and future subordinated indebtedness of the Company. The Notes are guaranteed by all of the subsidiaries and certain of the joint ventures of Golden Ocean Group Limited. Net assets of non-guarantor joint ventures at December 31, 1999 amounted to a deficit of $27,931,621. Net income of non-guarantor joint ventures for the year ended December 31, 1999 was a loss of $26,641,153. The Company has a 50% share in the non-guarantor joint ventures. Waivers of covenants in loan agreements were obtained to enable subsidiaries to guarantee the Company's obligations to Note holders and to pay dividends to the Company (note 13).

17.  Share capital and additional paid-in capital

     By a resolution dated August 22, 1997, the Company's authorised share capital was increased from 500 to 50,000,000 bearer shares of no par value. Accordingly on August 26, 1997 the Company declared a share dividend of 7,359 shares for each share held increasing issued share capital from 500 to 3,680,000 issued and outstanding shares of no par value. All of the issued shares are owned by Golden Ocean Limited, a company incorporated under the laws of Liberia.

     The Company is subject to restrictions on the payment of dividends imposed by covenants entered into in connection with the issue of Notes payable (note 16).

     There are a total of 320,000 share warrants in issue comprising 200,000 share warrants which were issued to subscribers to the Company's issue of Notes payable (note
     16) and 120,000 warrants which were issued to the placement agents. Each share warrant entitles the holder to purchase one common share of the Company at an exercise price of $46.20 per common share. The share warrants can be exercised on or prior to August 31, 2001.

     Additional paid in capital of $3,000,000 in 1999 represents contributions to meet certain chartering liabilities which the shareholder agreed to meet (note 26).


18.  Leasing arrangements

     The Company has arranged long term charters for its vessels under which payments are received in Yen and Dollars.
     Future minimum rentals on non-cancellable operating leases at December 31, 1999 are as follows:

     Vessels Owned (note 4)

                         Yen denominated      Dollar denominated     Total
                             income                 income           income
                       ------------------     ------------------     -------
                  ('000,000)       ('000)          ('000)             ('000)

2000                 2,405        23,493          64,120              87,613
2001                 2,398        23,429          57,454              80,883
2002                 2,398        23,429          46,877              70,306
2003                 2,398        23,429          43,917              67,346
2004                 2,405        23,493          42,924              66,417
2005 and later      15,836       154,714         138,515             293,229
                    -------      --------        --------            -------
              Yen   27,840       $271,987        $393,807           $665,794
                    ======       ========        ========           ========

19.  Foreign exchange loss

     The foreign exchange loss of $32,110,000 primarily relates to converting yen denominated obligations into US dollars using the balance sheet exchange rate.


20.  Financial instruments

     (a)  Fair values

          The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

          Long term debt (at floating rates): The carrying amounts reported in the balance sheet for these instruments approximate their fair value as the interest rates are based on a floating rate.

          Long term debt (at fixed rates): The fair value of the Company's fixed rate debt is estimated using discounted cash flow analysis, based on interest rates currently available for debt with similar terms and maturities.

          Loans to joint ventures/other loans: The carrying amounts reported in the balance sheet for these instruments approximate their fair value as the fixed interest rates approximate current market rates for similar loans.

          Other assets and liabilities: The fair values of trade accounts receivable, amount due to related party, other accounts receivable and trade accounts payable approximate their carrying value due to their short term nature.

          Interest rate swaps: The fair value of interest rate swaps is the estimated amount that the Company would pay or receive to terminate the swaps at the reporting date.

          Notes payable: The fair value of Notes was determined from quoted market prices at which the Notes traded.

          A summary of fair values of the Company's financial instruments as at December 31, 1999 is as follows:

                                               1999
                                          ---------------

                                         Carrying      Fair
                                         amount        value

Long term debt                           353,708       355,632
Notes payable                            255,702       29,138
Note warrants                            -             -
Interest rate swap agreements            -             3,148

Guarantees: It is not practicable to determine the fair value of guarantees. Further information on guarantees is provided in note 22.


     (b)  Market risk

          Market risk exists with respect to changes in foreign currency exchange rates. At December 31, 1999, the Company had a long-term debt of Yen 16,761,000,000 which is equivalent to $163,757,000. None of this exposure is hedged through purchasing forward exchange currency contracts. However, the Company has charter contracts denominated in Yen with contracted payments as outlined in note 18. Also, since a portion of the Company's long term debt bears interest at a rate linked to LIBOR, it is exposed to movements in interest rates.

     (c)  Concentrations of risk

          There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the unrestricted cash amounts are carried with Bank of America (Jersey) Ltd. However, the Company believes this risk to be remote.

          The following are the charterers that comprise 10 per cent or more of charter income.

                                                 1999

                                                 ('000)
Bocimar n.v.                                   $13,523
Kawasaki Kisen Kaisha                            12,534
Hong Kong Ming Wah Shipping Co. Ltd              18,250
S.A. Marine                                      10,947

Bocimar and S.A. Marine charter dry-bulk carriers. Other charterers mentioned above charter VLCCs.


21. Financial information relating to segments

    The Company organises its business principally into two operating segments. Both segments use the same accounting policies as described in note 2. These segments and their respective operations are as follows:

    VLCC fleet includes vessels that normally carry crude oil and related dirty products with a deadweight tonnage of over 200,000 m.t.

    Dry-bulk carrier fleet includes vessels that normally carry dry cargoes such as grain, coal, ore, wood and steel products etc. This fleet includes three sizes of vessel, Handymax, Panamax and Capesize.

    A summary of operations by major operating segments for the year ended December 31, 1999 is as follows:

                                                        1999
                                                        ----
                                                      ('000)

Revenues

VLCC fleet                                            46,278
Dry-bulk carrier fleet                                34,494
                                                      ------

                                                      80,772

Share of losses of joint ventures                   (12,427)

                                                      68,345
                                                  $ ========

Share of losses of joint ventures

VLCC fleet                                          (11,570)
Dry-bulk carrier fleet                                 (857)
                                                    --------
                                                  $ (12,427)
                                                    ========

                                                        1999
                                                        ----
                                                      ('000)

Interest income

VLCC fleet                                               298
Dry-bulk carrier fleet                                     1

                                                    --------
                                                         299

Non-segment                                            1,201

                                                       1,500
                                                  $ ========

Interest expense

VLCC fleet                                            22,631
Dry-bulk carrier fleet                                 5,880
                                                    --------
                                                      28,511

Non-segment                                           38,322
                                                    --------
                                                  $   66,833
                                                    ========

Depreciation

VLCC fleet                                            16,162
Dry-bulk carrier fleet                                10,404

                                                  $   26,566
                                                    ========

Exchange gains/(losses)

VLCC fleet                                           (5,817)
Dry-bulk carrier fleet                              (26,293)
                                                    --------

                                                  $ (32,110)
                                                   =========

                                                        1999
                                                        ----
                                                      ('000)

Net income

VLCC fleet                                         (168,304)
Dry-bulk carrier fleet                              (23,715)

                                                    --------
                                                   (192,019)

Non-segment                                         (57,023)
Share of earnings/(losses) of joint ventures        (12,427)
                                                    --------
                                                  $(261,469)
                                                    ========
Identifiable assets

VLCC fleet                                           325,561
Dry-bulk carrier fleet                               272,815
                                                     -------
                                                     598,376

Non-segment                                           41,431
Share of net assets of joint ventures               (11,045)
                                                     -------
                                                  $  628,762
                                                    ========

Expenditure for identifiable assets

VLCC fleet                                            78,621
Dry-bulk carrier fleet                                64,740
                                                     -------
                                                  $  143,361
                                                    ========

                                    1999         Adjustment     Proforma
                                    ----         ----------     --------

CURRENT ASSETS
Cash and cash equivalents        $  11,970                    $   11,970
Inventories                            631                           631
Trade accounts receivable               42                            42
Prepaid expenses and other
 accounts receivable                 4,145                         4,145
                                  --------                      --------
Total current assets                16,788                        16,788
Vessels owned, net                 426,552                       426,552
Vessels under capital
 lease, net                        156,880                       156,880
Investment in joint
 ventures                         (11,045)                      (11,045)
Loans to joint ventures             27,854                        27,854
Goodwill, net                        6,160                         6,160
Deferred note issue
 costs, net                         5,573        (5,573)               -   (1)
                                  --------
Total assets                     $ 628,762                    $  623,189
                                 =========      ========        ========

CURRENT LIABILITIES
Current maturities of
 long term debt                  $  24,423                    $   24,423
Obligations under
 capital leases                     10,878                        10,878
Trade accounts payable
 and accrued expenses                7,701                         7,701
Note interest payable                9,713       (9,713)               -   (2)
Other accounts payable              3,875        (3,216)            659    (3)
Time charter income
 received in advance                 3,852                         3,852
Drydocking and special
 survey provisions                     250                           250
                                  --------                      --------
Total current liabilities           60,692                        47,763

Other loans                        14,274        (4,844)          9,430    (4)
Long term debt                     329,285                       329,285
Obligations under capital
 leases                            158,213                       158,213
Notes payable                      255,702     (206,167)          49,535   (5)
Other accounts payable              2,625       (2,179)             446    (3)
Amounts due to shareholder         10,638       (10,338)            300    (6)
Drydocking and special
 survey provisions                     754                           754
                                  --------                      --------
Total liabilities                  832,183                       595,726

Commitments and contingent
 liabilities                             -                             -

Minority interest                      222                           222

SHAREHOLDERS' EQUITY
Share capital (3,680,000
 shares of no par value)                 -                             -
Additional paid in capital          74,795                        74,795
Retained deficit                 (279,438)       230,884        (47,554)
                                  --------                      --------
Total shareholders' equity       (203,643)                        27,241
Total liabilities and
 shareholders' equity            $ 628,762                    $  623,189
                                  ========                      ========

(1)  Adjusted to remove capitalised fees relating to Senior Notes
(2)  Accrued interest on Senior Notes not paid
(3)  Other accounts payable settled at S6,500,000 @ 17c/S
(4)  Other loans settled at $8,325,000 admin claim plus $6,500,000 @1 7c/$
(5)  Senior Notes $291,382,000 @1 7c/$
(6)  Shareholder loan settled at $300,000


22.  Commitments and contingent liabilities

    (a) The Company insures the legal liability risk for its shipping activities with The Steamship Mutual Underwriting Association (Europe) Limited in respect of dry cargo vessels and The Swedish Club in respect of tankers. As a member of this protection and indemnity association, the Company is subject to calls payable to the association based on the Company's claims record in addition to the claims record of all other members of
         the association.   A contingent liability exists to the
         extent that the claims records of the members of the association in the aggregate show significant deterioration which result in additional calls on the members.

    (b) The Company has guaranteed the yen and dollar long term borrowings of joint ventures for amounts of Yen
         22,809,756,560, which is equivalent to $222,849,461, and
         $27,845,810.

    (c) The Company has contractual commitments to participate in the profits and losses of the time charterer's subcharters of the Channel Poterne and in the profits only of the New Vanguard, New Vista, Channel Alliance and Golden Victory. A joint venture participates in the time charterer's profits and losses on subcharters of the Pacific Lagoon. The Company has accrued the revenue or expense arising from these arrangements to the balance sheet date.

    (d) The charterers have contractual rights to participate in the profits on sale of five vessels. In the case of the Channel Poterne, Channel Alliance and Cos Hero, the charterer is entitled to 50% of the profit realised on any qualifying sale. The Channel Alliance may only be sold if the profit from the sale will exceed $1.0 million. The Cos Hero may only be sold if the profit from sale will exceed $3.0 million. Profit is defined as sale proceeds less debt outstanding in the relevant profit share agreements. If the New Vanguard or New Vista are sold, the charterer is entitled to claim up to $1 million to cover losses incurred on subcharters of the vessel. These vessels may only be sold after the second anniversary of delivery. Any remaining profit is to be split 60:40 in favour of the owner.


23. Taxation

    Under current Liberian law, the Company is not required to pay any taxes in Liberia on either income or capital gains.


24. Other accounts payable

    Other accounts payable are interest free and have the following repayment terms:

    $3,875,000 due January 14, 2000; $875,000 due January 14,
    2001; $875,000 due January 14, 2002; $875,000 due January 14,
    2003.


    25.  Subsequent Event

    On January 14, 2000, Golden Ocean Group Limited and its wholly owned subsidiaries, Golden Ocean Tankers Limited and Channel Rose Holdings Inc. (collectively, the Debtors) filed with the Clerk of the United States Bankruptcy Court for the District of Delaware a voluntary petition for relief under chapter 11 of the Bankruptcy Code.

    On July 7, 2000, Frontline Ltd., an unrelated company incorporated under the laws of Bermuda, filed with the Court a proposed Plan of Reorganisation (the Plan) which set forth the manner in which Claims against and Equity Interests in the Debtors will be treated.

    The following table briefly summarises the classification and treatment of Claims and Equity Interests under the Plan.

-----------------------------------------------------------------------------
         Type of Allowed
         Claim or Equity                                           Estimated
Class    Interest            Treatment                             Recovery
-----------------------------------------------------------------------------

-        Administrative      Unimpaired; paid in full in           100%
         Claims              Cash on the effective Date or
                             as soon as practicable
                             thereafter, or in accordance
                             with the terms and conditions
                             of transactions or agreements
                             relating to obligations
                             incurred in the ordinary course
                             of business during the pendency
                             of the Chapter 11 Cases or
                             assumed by the Debtors in
                             Possession

-        Tax Claims          Unimpaired; at the option of          100%
                             Reorganized GOGL either
                             (i) paid in full in Cash on the
                             Effective Date or as soon as
                             practicable thereafter as
                             possible, or (ii) paid over a
                             six-year period from the date
                             of assessment, as provided in
                             section 1129(a)(9)(C) of the
                             Bankruptcy Code with interest
                             payable at a rate of 8% per
                             annum or as otherwise
                             established by the Court.

1        Secured Claims      Unimpaired                            100%

2        Other Priority      Unimpaired; paid in full in           100%
         Claims              Cash on the Effective Date or
                             as soon as practicable
                             thereafter as possible.

3        Unsecured Claims    Impaired; (a) at the option of        17 to 20%
                             the claimant, (i) Frontline           plus
                             common stock with a value of          Litigation
                             up to 20% of each Allowed             Trust Units
                             Claim or (ii) 17% of each
                             Allowed Claim in Cash and
                             (b) Pro Rata Share of
                             Litigation Trust Units.


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

4        Vessel Mortgage     Impaired; reinstated in full          100%
         Guarantee Claims

5        Old Common Stock    Impaired; will not receive or         0%
                             retain any property or interest
                             under the Plan.

6        Old Stock Rights    Impaired; will not receive or         0%
         and Claims          retain any property or interest
                             under the Plan.

7        Securities Claims   Impaired; will not receive or         0%
                             retain any property or interest
                             under the Plan.

8        GOGLs 100%          Unimpaired                            100%
         interest in
         Subsidiaries

9        Intercompany        Impaired                              0%
         Claims

     The Plan was agreed by an overwhelming majority of holders of Claims entitled to vote and was confirmed at a hearing on September 15, 2000.

     The Plan became effective on October 10, 2000.

     The following pro-forma balance sheet shows the consolidated balance sheet of Golden Ocean Group Limited as at December
     31, 1999 as adjusted for adoption of the Plan.

     The pro-forma impact on net income reported in the year ended December 31, 1999 amounts to an increase in net income of $230,820,000 arising from adjustments (1) to (6) above.


26.  Prior Period Adjustment to Retained Deficit

     The Company through its subsidiary Channel Rose Holdings Inc. entered into an agreement with a third party whereby the Company agreed to bear certain chartering liabilities reported by that third party. The shareholder, Golden Ocean Limited, orally agreed to meet and has met the Company's obligations under this agreement.

     Neither the liabilities to the third party nor the additional paid in capital provided by the shareholder were reported by the Company in previous years. The result of this omission is a prior period adjustment against income of $8,134,000 (being 1996 - $668,000, 1997 - $1,082,000 and


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

     1998 $6,385,000) which was offset by additional paid in capital of the same amount.

                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                       Frontline Ltd.
                                       -------------------------
                                       (Registrant)




Date  October 26, 2000                 By  /s/ Kate Blankenship
      ----------------                     ---------------------
                                               Kate Blankenship
                                               Company Secretary


































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02089009.AC3